Exhibit 12

EQUITY RESIDENTIAL

ERP OPERATING LIMITED PARTNERSHIP

Computation of Ratio of Earnings to Combined Fixed Charges

($ in thousands)

	Quarter Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Income (loss) from continuing operations	$149,941	$3,731,988	$4,479,586	$907,621	$657,101	$(168,174)	$160,298
Interest expense incurred, net	106,210	213,492	482,246	444,487	457,460	587,141	455,477
Amortization of deferred financing costs	2,296	5,394	12,633	10,801	11,088	22,197	21,295
Earnings before combined fixed charges and preferred distributions	258,447	3,950,874	4,974,465	1,362,909	1,125,649	441,164	637,070

Preferred Share/Preference Unit distributions	(773)	(773)	(3,091)	(3,357)	(4,145)	(4,145)	(10,355)
Premium on redemption of Preferred Shares/Preference Units	—	—	—	(3,486)	—	—	(5,152)
Earnings before combined fixed charges	$257,674	$3,950,101	$4,971,374	$1,356,066	$1,121,504	$437,019	$621,563

Interest expense incurred, net	$106,210	$213,492	$482,246	$444,487	$457,460	$587,141	$455,477
Amortization of deferred financing costs	2,296	5,394	12,633	10,801	11,088	22,197	21,295
Interest capitalized for real estate and unconsolidated entities under development	8,238	14,246	51,451	59,885	52,782	47,321	22,509
Amortization of deferred financing costs for real estate under development	—	—	—	—	—	152	—
Total combined fixed charges	116,744	233,132	546,330	515,173	521,330	656,811	499,281
Preferred Share/Preference Unit distributions	773	773	3,091	3,357	4,145	4,145	10,355
Premium on redemption of Preferred Shares/Preference Units	—	—	—	3,486	—	—	5,152
Total combined fixed charges and preferred distributions	$117,517	$233,905	$549,421	$522,016	$525,475	$660,956	$514,788

Ratio of earnings before combined fixed charges to total combined fixed charges (1) (2)	2.21	16.94	9.10	2.63	2.15	—	1.24
Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1) (2)	2.20	16.89	9.05	2.61	2.14	—	1.24

(1)

For the years ended December 31, 2016, 2015 and 2014, and the quarters ended March 31, 2017 and 2016, the ratios have been increased primarily due to gains on the sales of real estate properties that were not included in discontinued operations as a result of the Company’s adoption of the new accounting standard effective January 1, 2014. See Note 11 in the Notes to Consolidated Financial Statements for additional discussion.

(2)

For the year ended December 31, 2013, the coverage deficiency approximated $219.8 million.  All 2013 and prior year ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares/Preference Units. The Company was in compliance with its unsecured public debt covenants for all periods presented.